403(b) ANNUITY ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. The following provisions apply to a Contract which is issued on a qualified basis under Internal Revenue Code ("Code") Section 403(b). In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The Contract is amended as follows:

1. Contract Owner. The Contract Owner must be either an organization described in Section 403(b)(1)(A) of the Code or an individual employee of such an organization. If the Contract Owner is an organization described in Section 403(b)(1)(A) of the Code, then the individual employee for whose benefit the organization has established an annuity plan under section 403(b) of the Code must be the Annuitant under the Contract. If the Contract Owner is an employee of an organization described in Section 403(b)(1)(A) of the Code, then such employee must be the Annuitant under the Contract. There shall be no Joint Owner.

2.   The interest of the Annuitant in the Contract is non-forfeitable.

3. Purchase Payments must be made by an organization described in Code Section 403(b)(1)(A), except in the case of a rollover contribution under Code Sections 403(b)(8) or 408(d)(3), or a nontaxable transfer from another contract qualifying under Code Section 403(b) or a custodial account qualifying under Code Section 403(b)(7). All Purchase Payments must be made in cash.

     If Purchase Payments are made pursuant to a salary reduction agreement, the maximum contribution when combined with all other plans, contracts or arrangements may not exceed the amount of the limitation provided for in Code Section 402(g). Purchase Payments must not exceed the amount allowed by Code Sections 403(b) and 415.

4. The interest of the Annuitant under this Contract is nontransferable and may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person other than the issuer of this Contract. This restriction shall not apply to a "qualified domestic relations order" as defined in Code Section 414(p).

5. Distributions During Annuitant's Life. Distributions under this Contract must commence no later than the later of April 1 following: (a) the calendar year during which the Annuitant attains age 70 1/2; or (b) the calendar year in which the Annuitant retires (the required beginning date) over (i) the life of the Annuitant or the lives of the Annuitant and his or her designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), or (ii) a period certain not extending beyond the life expectancy of the Annuitant or the joint and last survivor expectancy of the Annuitant and his or her designated Beneficiary.

     If distributions under an Annuity Option in the Contract are to be made for a definite or fixed period, said period cannot, at the time payments are to commence, exceed the life expectancy of the Annuitant or, if applicable, the joint and last survivor expectancy of the Annuitant and a designated Beneficiary, nor may it exceed the applicable maximum period under Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

     Distributions must be made in periodic payments at intervals of no longer than one year. In addition, distributions must either be non-increasing or may increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

     All distributions under this Contract are subject to the distribution requirements of Code Section 403(b)(10) and will be made in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental death benefit requirements of Section 401(a)(9)G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

6. Minimum Distribution Requirements - After Death. If the Annuitant dies after required distributions under this Contract are deemed to have begun, all amounts payable under this Contract must be distributed to the Beneficiary or to such other person entitled to receive them at least as rapidly as under the method of distribution in effect prior to the Annuitant's death.

     If the Annuitant dies before distribution has begun, the entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of the Annuitant's death, except that:

     (a) if the interest is payable to an individual who is the Annuitant's designated Beneficiary, the designated Beneficiary may elect to receive the entire interest over the life of the designated Beneficiary or over a period not extending beyond the life expectancy of the designated Beneficiary, commencing on or before December 31 of the calendar year immediately following the calendar year in which the Annuitant dies; or

     (b) if the designated Beneficiary is the Annuitant's surviving spouse, the surviving spouse may elect to receive the entire interest over the life of the surviving spouse or over a period not extending beyond the life expectancy of the surviving spouse, commencing at any date on or before the later of:

          (i) December 31 of the calendar year immediately following the calendar year in which the Annuitant died; or

          (ii) December 31 of the calendar year in which the Annuitant would have attained age 70 1/2.

               If the surviving spouse dies before distributions begin, the limitations of this Section 6 (without regard to this paragraph
               (b)) will be applied as if the surviving spouse were the Annuitant.

     An irrevocable election of the method of distribution by a designated Beneficiary who is the surviving spouse must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of the Annuitant's death or the date distributions are required to begin pursuant to this paragraph (b). If no election is made, the entire interest will be distributed in accordance with the method of distribution in this paragraph (b).

     An irrevocable election of the method of distribution by a designated Beneficiary who is not the surviving spouse must be made within one year of the Annuitant's death. If no such election is made, the entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of the Annuitant's death.

     Distributions under this section are considered to have begun if distributions are made on account of the Annuitant reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to the Annuitant over a period permitted and in an annuity form acceptable under Section 1.401(a)(9) of the Proposed Income Tax Regulations.

7. Life Expectancy Calculations. Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. If benefits under the Contract are payable in accordance with the Annuity Options contained in the Contract, life expectancy will not be recalculated. If required distributions are payable in a form other than under such Annuity Option, life expectancy will not be recalculated unless permitted by the Company and annual recalculation is elected at the time distributions are required to begin (a) by the Annuitant, or (b) for purposes of distributions beginning after the Annuitant's death, by the surviving spouse. Such an election will be irrevocable as to the Annuitant and the surviving spouse, and will apply to all subsequent years.

     The life expectancy of a non-spouse designated Beneficiary (a) may not be recalculated, and (b) will be calculated using the attained age of such designated Beneficiary during the calendar year in which distributions are required to begin pursuant to this Endorsement. Payments for any subsequent calendar year will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year in which life expectancy was first calculated.

8. Annuity Options. Except to the extent Treasury regulations allow the Company to offer different Annuity Options that are agreed to by the Company, only Annuity Options offered in the Contract will be available to the Annuitant. Under Annuity Options 3 and 4 any Joint Annuitant must either be the Annuitant's spouse or if a non-spouse, then the level of payment to the survivor cannot exceed the applicable limitations set forth under Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations

9. Premature Distribution Restrictions. Any amounts in the Contract attributable to contributions made pursuant to a salary reduction agreement after December 31, 1988, and the earnings on such contributions and on amounts held on December 31, 1988, may not be distributed unless the Annuitant has reached age 59 1/2, separated from service, died, become disabled (within the meaning of Code Section 72(m)(7)) or incurred hardship; provided, that amounts permitted to be distributed in the event of hardship shall be limited to actual salary deferral contributions (excluding earnings thereon); and provided further, that amounts may be distributed pursuant to a qualified domestic relations order to the extent permitted by section 414(p) of the Code.

     Purchase Payments made by a nontaxable transfer from a custodial account qualifying under Code Section 403(b)(7), and earnings on such amounts, will not be paid or made available before the Annuitant dies, attains age 59 1/2, separates from service, becomes disabled (within the meaning of Code
     Section 72(m)(7)), or in the case of such amounts attributable to contributions made under the custodial account pursuant to a salary reduction agreement, encounters financial hardship; provided, that amounts permitted to be paid or made available in the event of hardship will be limited to actual salary deferral contributions made under the custodial account (excluding earnings thereon); and provided further, that amounts may be distributed pursuant to a qualified domestic relations order to the extent permitted by Section 414(p) of the Code.

10. Direct Rollovers. The Annuitant subject to the terms of the Contract, may elect to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the Annuitant. An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the Annuitant, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and the Annuitant's Beneficiary or for a specified period of ten years or more; any distribution required under Code Section 401(a)(9), hardship distributions, and the portion of any distribution that is not includable in gross income. An eligible retirement plan is an individual retirement account described in Code Section 408(a), an individual retirement annuity described in Code
     Section 408(b), or another Code Section 403(b) tax-sheltered annuity, that accepts the Annuitant's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is only an individual retirement account or individual retirement annuity. A direct rollover is a payment by the Company to the eligible retirement plan specified by the Annuitant.

11. If this Contract is part of a plan which is subject to Title 1 of the Employees Retirement Income Security Act of 1974 ("ERISA"), any payments and distributions under this Contract (whether as income, as proceeds payable at the Annuitant's death, upon partial redemption or full surrender or otherwise), and any Beneficiary designation, shall be subject to the joint and survivor annuity and preretirement survivor annuity requirements of ERISA Section 205.

12. The Company will furnish annual calendar year reports concerning the status of the Contract.

13. Amendments. The Company may further amend this Contract from time to time in order to meet any requirements which apply to it under Code Section 403(b) or ERISA.

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


             Secretary                                      President